[redacted]

14047645

SEC MAIL PROCESSING
RECEIVED
MAR 04 2014
WASH. D.C. 189 SECTION

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-47039

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Sprott Global Resource Investments Ltd.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1910 Palomar Point Way, Suite 200
(No. and Street)

Carlsbad	CA	92008
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gretchen Carter — (760) 444-5280
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

222 Bay Street, P.O. Box 250	Toronto, Ontario	Canada	M5K 1J7
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Gretchen Carter, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Sprott Global Resource Investments Ltd., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CFO

Title

Please see attached

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity of Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital (including reconciliation of X-17A-5 Part II filing with this Rule 17a-5(d) report, if applicable).
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independant Auditors' Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CALIFORNIA JURAT WITH AFFIANT STATEMENT

GOVERNMENT CODE § 8202

☑ See Attached Document (Notary to cross out lines 1–6 below)
☐ See Statement Below (Lines 1–6 to be completed only by document signer[s], *not* Notary)

1 ____________________
2 ____________________
3 ____________________
4 ____________________
5 ____________________
6 ____________________

Signature of Document Signer No. 1 | Signature of Document Signer No. 2 (if any)

State of California

County of San Diego

Subscribed and sworn to (or affirmed) before me on this 28 (Date) day of February (Month), 2014 (Year), by

(1) Gretchen Carter, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me (.) (,)

(and

(2) ____________________, (Name of Signer)

proved to me on the basis of satisfactory evidence to be the person who appeared before me.)

Signature Laura Acevedo (Signature of Notary Public)

LAURA ACEVEDO
COMM. #2024212
NOTARY PUBLIC • CALIFORNIA
SAN DIEGO COUNTY
Commission Expires MAY 11, 2017

Place Notary Seal Above

OPTIONAL

Though the information below is not required by law, it may prove valuable to persons relying on the document and could prevent fraudulent removal and reattachment of this form to another document.

Further Description of Any Attached Document

Title or Type of Document: Annual Audited Report

Document Date: Form X-17A-5 Number of Pages: 2

Signer(s) Other Than Named Above: ____________________

RIGHT THUMBPRINT OF SIGNER #1	RIGHT THUMBPRINT OF SIGNER #2
Top of thumb here	Top of thumb here

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

DECEMBER 31, 2013

Statement of Financial Condition

[Expressed in US Dollars]

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

CONTENTS

	Page
Report of Independent Registered Public Accounting Firm	3
Statement of Financial Condition	4
Notes to Statement of Financial Condition	5-13

EY
Building a better working world

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors of
Sprott Global Resource Investments, Ltd.

We have audited the accompanying statement of financial condition of **Sprott Global Resource Investments, Ltd.** (the "Partnership") as of December 31, 2013, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of the statement of financial condition in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of a statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statement. The procedures selected depend on the auditors' judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Partnership's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of **Sprott Global Resource Investments, Ltd.** as of December 31, 2013, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

Toronto, Canada

February 27, 2014

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2013

ASSETS

Cash	$	921,687
Cash and cash equivalents at clearing broker		3,599,400
Securities owned, at fair value (Note 3)		878,012
Commissions receivable		658,841
Receivable from affiliates (Note 5)		161,145
Furniture, equipment and leasehold improvements, net of accumulated depreciation of $722,259		289,898
Other assets		416,155
Total assets	**$**	**6,925,138**

LIABILITIES AND PARTNERS' CAPITAL

LIABILITIES:		
Commissions, salaries and taxes payable	$	66,991
Accrued expenses and other liabilities		114,760
Payable to affiliates (Note 5)		266,369
Total liabilities		448,120
COMMITMENTS AND CONTINGENCIES (Notes 4 and 6)		
PARTNERS' CAPITAL (Note 2):		
General partner		64,770
Limited partner		6,412,248
Total partners' capital		6,477,018
Total liabilities and partners' capital	**$**	**6,925,138**

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Business

Global Resource Investments, Ltd. is a California limited partnership which was organized on September 24, 1993. Effective May 25, 2012, Global Resource Investments, Ltd. changed its name to Sprott Global Resource Investments, Ltd. (the "Partnership"). The Partnership is a broker-dealer registered with the SEC and is a member of the Financial Industry Regulatory Authority (FINRA). The general partner of the Partnership is Rule Investments, Inc. ("RII"). The Partnership generates the majority of its business from the United States and substantially all of the Partnership's assets are located in the United States.

The Partnership, under Rule 15c3-3(k)(2)(ii), is exempt from the reserve and possession or control requirements of Rule 15c3-3 of the Securities and Exchange Commission. The Partnership does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Partnership by its clearing broker on a fully disclosed basis. The Partnership's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of Rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the "Act"). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Partnership is a member.

This statement of financial condition has been prepared in accordance with accounting principles generally accepted in the United States. The significant accounting policies are outlined below.

Securities Valuation

Derivative securities are reported in securities owned on the statement of financial condition. The Partnership records its investments on a trade-date basis.

The Partnership values its securities in accordance with Accounting Standards Codification 820 - Fair Value Measurements ("ASC 820"). Under ASC 820, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (i.e., the "exit price") in an orderly transaction between market participants at the measurement date.

In determining fair value, the Partnership uses various valuation approaches. ASC 820 establishes a fair value hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Partnership. Unobservable inputs reflect the Partnership's assumption about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation *(continued)*

Level 1 - Valuations based on unadjusted quoted prices in active markets for identical assets or liabilities that the Partnership has the ability to access. Valuation adjustments and blockage discounts are not applied to Level 1 securities. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these securities does not entail a significant degree of judgment.

Level 2 - Valuations based on quoted prices in markets that are not active or for which all significant inputs are observable, either directly or indirectly.

Level 3 - Valuations based on inputs that are unobservable and significant to the overall fair value measurement.

The availability of valuation techniques and observable inputs can vary from security to security and is affected by a wide variety of factors, including the type of security, whether the security is new and not yet established in the marketplace, and other characteristics particular to the transaction. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Those estimated values do not necessarily represent the amounts that may be ultimately realized due to the occurrence of future circumstances that cannot be reasonably determined. Because of the inherent uncertainty of valuation, those estimated values may be materially higher or lower than the values that would have been used had a ready market for the securities existed. Accordingly, the degree of judgment exercised by the Partnership in determining fair value is the greatest for securities categorized in Level 3. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined by the lowest level input that is significant to the fair value measurement.

Fair value is a market-based measure considered from the perspective of a market participant rather than an entity-specific measure. Therefore, even when market assumptions are not readily available, the Partnership's own assumptions are set to reflect those that market participants would use in pricing the asset or liability at the measurement date. The Partnership uses prices and inputs that are current as at the measurement date, including during periods of market dislocation. In periods of market dislocation, the observability of prices and inputs may be reduced for many securities. This condition could cause a security to be reclassified to a lower level within the fair value hierarchy.

The Partnership values investments in securities that are freely tradable and are listed on a national securities exchange or reported on the NASDAQ national market at their last sales price as of the last business day of the year.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Securities Valuation *(continued)*

Many cash and over-the-counter (OTC) contracts have bid-and-ask prices that can be observed in the marketplace. Bid prices reflect the highest price that the marketplace participants are willing to pay for an asset. Ask prices represent the lowest price that the marketplace participants are willing to accept for an asset. For securities whose inputs are based on bid-ask prices, the Partnership's valuation policies require that fair value be within the bid-ask range. The Partnership's policy for securities traded in the OTC markets and listed securities for which no sale was reported on that date are valued at their last reported "bid" price. These securities are included in Level 1 of the fair value hierarchy for actively traded markets and Level 2 of the fair value hierarchy for thinly traded markets.

Restricted securities of publicly traded companies are valued at the fair value of the public company's publicly traded securities less a discount. The Partnership discounts the unrestricted fair values based upon various factors such as the length of the restriction period and the underlying stability of the public company. These securities are included in Level 2 of the fair value hierarchy.

The Partnership's investments in private companies consist of direct private equity investments. The transaction price, excluding transaction costs, is typically the Partnership's best estimate of fair value at inception. When evidence supports a change to the carrying value from the transaction price, adjustments are made to reflect expected exit values. Ongoing reviews by the Partnership's management are based on an assessment of each underlying investment, incorporating valuations that consider the evaluation of financing and sale transactions with third parties, comparable transactions and the overall stability of the principal market where the security would trade if the security were public. These non-public securities are included in Level 3 of the fair value hierarchy.

Transfers between the fair value hierarchy levels are determined using the fair value on the actual date of circumstance that caused the transfer.

Foreign Currency

Investment securities and other assets and liabilities denominated in foreign currencies are translated into U.S. dollar amounts at the date of valuation. Foreign currency translation adjustments arise from changes in the fair values of assets and liabilities, other than investments in securities, resulting from changes in exchange rates.

Furniture, Equipment and Leasehold Improvements

Furniture and equipment are depreciated on a declining balance basis at rates ranging from 20% to 100% per annum, while leasehold improvements are amortized over the life of the improvements.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES *(continued)*

Use of Estimates

The preparation of the statement of financial condition in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the statement of financial condition. Actual results could differ from those estimates.

Cash Equivalents

For purposes of the statement of cash flows, the Partnership considers all money market accounts held at the clearing broker to be cash equivalents.

Stock-based compensation

On June 2, 2011, the Partnership adopted an Equity Incentive Plan ("EIP") for its US employees. The Partnership may allot common shares of its ultimate shareholder (Sprott Inc., "SII") to employees as either (i) restricted stock, (ii) unrestricted stock or (iii) restricted stock units ("RSUs"), the resulting common shares of which will be issued from the treasury of SII.

There were no new RSUs issued during the year. The Partnership uses the fair value method to account for equity settled share-based payments with employees. Compensation expense is determined using the closing price of ISI stock on the day the RSU is granted and is recognized over the vesting period with a corresponding increase to partners' capital. RSUs vest in installments which require a graded vesting methodology to account for these share-based awards. On the conversion of the RSUs to common stock, SII issues the capital stock and is reimbursed by the Partnership.

Receivable from Clearing Brokers

Receivable and payables relating to trades pending settlement, net unrealized gains and losses on, and cash are netted by the clearing broker in receivable from clearing brokers in the statement of financial condition.

NOTE 1 - ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income Taxes

The Partnership recognizes tax positions in the financial statements only when it is more likely than not that a position will be sustained upon examination by the applicable taxing authority, including resolution of any tax related appeals or litigation processes, based on the technical merits of the position. A position that meets this standard is measured at the largest amount of liability that has a greater than fifty percent likelihood of being realized upon ultimate settlement. Based on the analysis, the Partnership has determined that there are no uncertain tax positions to be recognized as at December 31, 2013. However, the Partnership's conclusions regarding this policy may be subject to review and adjustment at a later date based on factors including, but not limited to, on-going analyses of and changes to tax laws, regulations and interpretations thereof.

NOTE 2 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Partnership is required to maintain a minimum net capital, as defined under such provisions. As at December 31, 2013, the Partnership had net capital and net capital requirements of $4,663,793 and $250,000 respectively. The Partnership's net capital ratio (aggregate indebtedness to net capital) was 0.10 to 1. According to Rule 15c3-1, the Partnership's net capital ratio shall not exceed 15 to 1. This rule may effectively restrict advances to affiliates or capital withdrawals.

NOTE 3 - FAIR VALUE MEASUREMENTS

The Partnership's assets recorded at fair value have been categorized based upon a fair value hierarchy in accordance with ASC 820. See Note 1 for a discussion of the Partnership's policies.

The following table presents information about the Partnership's assets measured at fair value as at December 31, 2013:

NOTE 3 - FAIR VALUE MEASUREMENTS (continued)

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Balance as of December 31, 2013
Assets:				
Public equities	$ 463,770	$ 225,637	$ -	$ 689,407
Private securities	-	-	154,813	154,813
Common share purchase warrants	-	33,792	-	33,792
Securities, at fair value	**$ 463,770**	**$ 259,429**	**$ 154,813**	**$ 878,012**

In accordance with FASB Accounting Standards Update ("ASU") No. 2010-06, *Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements*, the Partnership's significant transfers between Level 1 and Level 2 during the year ended December 31, 2013 were a result of the investment restriction periods ending.

The following table presents additional information about Level 3 assets measured at fair value. Both observable and unobservable inputs may be used to determine the fair value of positions that the Partnership has classified within the Level 3 category.

Changes in Level 3 assets measured at fair value for the year ended December 31, 2013 are as follows:

	Balance as of December 31, 2012	Purchases of Securities	Proceeds from Sale of Securities	Realized and Unrealized Gains and (Losses)	Balance as of December 31, 2013	Change in Unrealized Gain (Loss) On Securities Still Held
Assets:						
Private equities	$ 48,000	$ 101,064	$ -	$ 5,749	$ 154,813	$ 5,749

See the accompanying Statement of Financial Condition

NOTE 4 - COMMITMENTS

The Partnership leases office space and equipment from unrelated parties under non-cancelable operating leases expiring through June 2022. Future minimum rental commitments under these leases are approximately as follows:

Year	Total
2014	$ 460,725
2015	474,547
2016	488,783
2017	503,446
2018	483,321
Thereafter	1,784,296
	$ 4,195,118

NOTE 5 - RELATED PARTY TRANSACTIONS

The Partnership is affiliated with Resource Capital Investment Corporation ("RCIC") through common ownership. RCIC is the general partner of eight investment partnerships, Exploration Capital Partners 1998-B Limited Partnership, Exploration Capital Partners 2000 Limited Partnership, Exploration Capital Partners 2005 Limited Partnership, Exploration Capital Partners 2006 Limited Partnership, Exploration Capital Partners 2008 Limited Partnership, Exploration Capital Partners 2009 Limited Partnership, Exploration Capital Partners 2012 Limited Partnership and Resource Income Partners Limited Partnership (collectively "Exploration"). For the year ended December 31, 2013, the Partnership paid $2,735,461 for RCIC's portion of selling, general, administration and compensation and overhead charges of which $79,073 is receivable at year end. The Partnership advanced $2,000,000 to RCIC during the year ended December 31, 2012. This advance was non-interest bearing and was fully recovered in 2013.

The Partnership receives normal fees charged for the execution of purchases and sales of securities from Exploration. For the year ended December 31, 2013, the Partnership received approximately $225,675 in commissions and trading fees from Exploration.

The Partnership sold to RCIC its right to a future cash flow product managed by RCIC for a fair value of $806,617.

***NOTE 5 - RELATED PARTY TRANSACTIONS** (continued)*

The Partnership is also affiliated with Sprott Asset Management USA ("SAM USA") by virtue of common ownership. The Partnership receives a fee for providing back office management and administrative services. For the year ended December 31, 2013, the Partnership earned $172,995 for the

performance of such services and had a receivable from SAM USA of $59,414 of which $30,698 relates to salaries paid on behalf of SAM USA.

The Partnership pays the general partner a management fee of $37,500 each calendar quarter. For the year ended December 31, 2013, the Partnership paid management fees of $150,000 to RII, of which $37,500 remained payable to RII at December 31, 2013.

The Partnership is affiliated with Sprott Private Wealth LP ("SPW"), a subsidiary of Sprott Inc., the ultimate parent company of the Partnership which is a Canadian public company listed on the Toronto Stock Exchange. The Partnership participates from time to time in the selling of SPW brokered business and is paid a fee for this service. For the year ended December 31, 2013, the Partnership charged SPW nil for such services and had a receivable of nil.

The Partnership is affiliated with Sprott Inc. ("SII"). The Partnership is charged certain expenses by SII and subsequently reimburses these costs to SII. For the year ended December 31, 2013, the Partnership was charged $1,000,095 of head office costs and had a payable to Sprott Inc. of $94,875. The Partnership also recovers expenses from SII for general, administration and compensation overheads. For the year ended December 31, 2013 the Partnership paid $50,828 on SII's behalf of which $22,365 is receivable at year end.

The Partnership is also affiliated with Sprott Asset Management LP ("SAM"), a subsidiary of Sprott Inc. In the normal course of business, SAM and the Partnership incur expenses on each other's behalf which are reimbursed on a periodic basis. For the year ended December 31, 2013, the Partnership incurred $78,749 of these costs and SAM incurred $28,491. As at December 31, 2013, the Partnership has a payable of $2,260 to SAM and a receivable of $373.

The Partnership is affiliated with Sprott Resource Lending Partnership ("SRLP"), another subsidiary of Sprott Inc. In December 2013, the Partnership entered into a Finder's Fee agreement for which SRLP is its assignee. Under this agreement, SRLP earned $131,814 in commissions which is payable from the Partnership as at December 31, 2013.

NOTE 6 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS

The Partnership's future operating results may be affected by several factors. The investments of the Partnership may be affected by general and local economic, political and social conditions that can affect the prices of the securities in countries in which companies undertake their activities. Markets can also be affected by currency changes, new tax and environmental legislation, laws restricting sales of natural resources and the absence of liquidity in the securities.

NOTE 6 - FINANCIAL INSTRUMENTS AND OFF-BALANCE SHEET RISKS (continued)

In the normal course of business, the Partnership's client activities ("clients") through its clearing broker involve the execution, settlement, and financing of various client securities transactions. These activities may expose the Partnership to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Partnership may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

In the Partnership's trading activities, the Partnership has purchased securities for its own account and may incur losses if the market value of the securities changes subsequent to December 31, 2013.

The Partnership has a substantial portion of its assets on deposit with clearing brokers. Assets deposited with clearing brokers are subject to credit risk. In the event of a clearing broker's insolvency, the amounts held with the clearing brokers could be subject to forfeiture.

The Partnership's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts which approximate fair value. Securities owned are valued as described in Note 1.

The Partnership clears all of its trades through major U.S. financial institutions. In the event a clearing broker does not fulfill its obligations, the Partnership may be exposed to risk of loss on securities owned and receivable from the clearing broker. The Partnership attempts to minimize this risk by monitoring the creditworthiness of its clearing broker.

In the ordinary course of business, the Partnership enters into contracts that contain a variety of representations and warranties that provide indemnifications to the counterparties under certain circumstances. The Partnership's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Partnership that have not yet occurred. The Company expects the risk of loss to be remote.

NOTE 7 - SUBSEQUENT EVENTS

The Partnership has performed an evaluation of subsequent events through the date the statement of financial condition was issued. The evaluation did not result in any subsequent events that required disclosures and/or adjustments.

EY

Building a better working world

SUPPLEMENTARY REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Board of Directors and Management of Sprott Global Resource Investments, Ltd.:

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2013, which were agreed to by Sprott Global Resource Investments, Ltd. ("SGRIL") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC, solely to assist you and the other specified parties in evaluating SGRIL's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). SGRIL's management is responsible for SGRIL's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment in Form SIPC-7 with respective cash disbursement record entries.

   Procedures completed without exception.

2. Compared the amounts reported on trial balance and general ledger with the amounts reported in Form SIPC-7 for the fiscal period from January 1, 2013 to December 31, 2013.

   Procedures completed without exception.

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   As a result of performing the above procedure, EY noted the following exception:

   With regards to the adjustment for "Commissions, floor brokerage and clearance paid to other SIPC members" in connection with securities transactions, EY identified a difference of $2,356 between the supporting schedules and the amount reported in Form SIPC-7. This difference resulted in an understatement of the deduction with the net impact of the discrepancy resulting in an understatement of the General Assessment per Form SIPC-7 of $6.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   Procedures completed without exception.

EY
Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst & Young LLP

Chartered Accountants
Licensed Public Accountants

Toronto, Canada
February 27, 2014

SPROTT GLOBAL RESOURCE INVESTMENTS, LTD.

GENERAL ASSESSMENT RECONCILIATION
PURSUANT TO FORM SIPC-7
DECEMBER 31, 2013

General assessment per Form SIPC-7, including interest	$ 11,774
Less payment made with Form SIPC-6	6,335
Amount paid with Form SIPC-7	**$ 5,439**

See the accompanying Independent Accounts' Report.